FORM 4 / / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.		Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Bruce Robert W., III				Phosphate Resource Partners, L.P.(PLP)				Director	X 10% Owner (1)

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4.	Statement for Month/Year		Officer (give title below)	Other (specify below)
	934 Weed Street						August 2001

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.		Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than
	New Canaan	CT	06840				N/A			One Reporting Person

	(City)	(State)	(Zip)
				Table I --Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/ Day/ Year)

					Code	V		Amount	(A) or (D)	Price

	Depository Units		08/01/01		P			5,000	A	$ 3.97		See Below		D-By Robert W. Bruce III (2)		N/A

	Depository Units		08/02/01		P			4,200	A	$ 3.99		"		"		N/A

	Depository Units		08/03/01		P			6,500	A	$ 3.96		"		"		N/A

	Depository Units		08/06/01		P			3,200	A	$ 3.90		"		"		N/A

	Depository Units		08/07/01		P			2,200	A	$ 3.80		"		"		N/A

	Depository Units		08/08/01		P			2,000	A	$ 3.95		"		"		N/A

	Depository Units		08/09/01		P			3,700	A	$ 3.83		"		"		N/A

	Depository Units		08/10/01		P			5,200	A	$ 3.99		"		"		N/A

	Depository Units		08/13/01		P			18,700	A	$ 3.95		"		"		N/A

	Depository Units		08/14/01		P			2,500	A	$ 3.85		"		"		N/A

	Depository Units		08/16/01		P			2,500	A	$ 3.80		"		"		N/A

	Depository Units		08/17/01		P			2,700	A	$ 3.70		"		"		N/A

	Depository Units		08/20/01		P			6,500	A	$ 3.69		"		"		N/A

	Depository Units		08/28/01		P			4,300	A	$ 3.76		"		"		N/A

	Depository Units		08/29/01		P			3,900	A	$ 3.81		"		"		N/A

	Depository Units		08/30/01		P			4,000	A	$ 3.75		777,600		"		N/A

	Depository Units		08/22/01		P			1,800	A	$ 3.68		See Below		D-By Susan C. Bruce (2)		N/A

	Depository Units		08/23/01		P			3,500	A	$ 3.71		"		"		N/A

	Depository Units		08/24/01		P			1,100	A	$ 3.60		"		"		N/A

	Depository Units		08/30/01		P			4,100	A	$ 3.75		284,600		"		N/A

	Depository Units		N/A		N/A			N/A	N/A	N/A		60,100		D-See Footnote 3		N/A

	Depository Units		N/A		N/A			N/A	N/A	N/A		26,672,900		D-See Footnote 4		N/A

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).	SEC 1474 (3-99)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 4 (Continued)	Table II --Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

							Code	V		(A)	(D)		Date Exercisable	Expiration Date

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

Explanation of Responses: SEE CONTINUATION SHEET	/s/ Robert W. Bruce III ROBERT W. BRUCE III	Date: 10/10/01
**Signature of Reporting Person

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.		Page 2 SEC 1474 (3-99)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


CONTINUATION SHEET TO FORM 4

Name and Address of Reporting Person:	Robert W. Bruce III 934 Weed Street New Canaan, Connecticut 06840
Issuer Name and Ticker or Trading Symbol:	Phosphate Resource Partners, L.P. (PLP)
Statement for Month/Year:	August, 2001

Other Reporting Persons:	Signatures of Reporting Persons:

Susan C. Bruce 96 Spring Street, PO Box 252 South Salem, New York 10590	/s/ Susan C. Bruce SUSAN C. BRUCE

Explanation of Responses:

(1)     Each of the Reporting Persons beneficially owns less than 10% of the outstanding securities of the Issuer, but, pursuant to Rule 16a-1 under the Securities Exchange Act of 1934, as amended (the "Act"), each may be deemed to be a more than 10% owner of such securities because each may be deemed to be a member of a "group" that owns in excess of 10% of such outstanding securities pursuant to Section 13(d)(3) under the Act. Pursuant to Rule 16a-1(a)(4) under the Act, this filing shall not be deemed an admission that any of the Reporting Persons are, for purposes of Section 16 of the Act or otherwise, the beneficial owner of any securities owned by any other person.

(2)     Robert W. Bruce III ("Bruce") is the spouse of Susan C. Bruce ("SCB") and disclaims beneficial ownership of the securities reported herein as being owned by SCB. SCB also disclaims beneficial ownership of the securities reported herein as being owned by Bruce.

(3)     The securities are owned by The Robert Bruce Management Company, Inc. Defined Benefit Pension Trust (the "Trust"), which is a trust established under the Employment Retirement Income Security Act of 1974, as amended. Bruce serves as the sole trustee of the Trust and is a beneficiary of the Trust.

(4)     The securities are owned by Alpine Capital, L.P., a Texas limited partnership ("Alpine"). Bruce is one of two general partners of Alpine. Pursuant to Rule 16a-1(a)(2)(ii)(B) under the Act, Bruce is deemed to be the beneficial owner of the shares beneficially owned by Alpine only to the extent of the greater of his or its direct or indirect interest in the profits or capital account of Alpine. Pursuant to Rule 16a-1(a)(4) under the Act, this filing shall not be deemed an admission that Bruce is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of any securities owned by Alpine in excess of such amount. SCB disclaims beneficial ownership of any securities owned by Alpine that may be attributable to Bruce, and this report shall not be deemed an admission that SCB is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.